General Steel Holdings, Inc.
Room 2315
Kuntai International Mansion Building,
Yi No 12, Chaoyangmenwai Ave.
Chaoyang District, Beijing, China 100020

January 13, 2010

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-7010
Attn:  Jay Ingram

Re:	General Steel Holdings, Inc. Post-Effective Amendment No. 1 to Form S-1 on Form S-3 Filed December 16, 2009 File No. 333-149217

Mr. Ingram:

This letter from General Steel Holdings, Inc. (the “Company”) is in response to the comment of the Staff of the Securities and Exchange Commission in a letter dated January 4, 2010 regarding the above-referenced Post-Effective Amendment No. 1 to Form S-1 on Form S-3.

General

Comment (1):

It appears that the prospectus has been in use for more than nine months after the effective date of the registration statement and that the audited financial statements contained therein are older than 16 months and that you have not sought to update the prospectus pursuant to Section 10(a)(3) of the Securities Act.  Please advise us as to whether any offers or sales were made pursuant to the prospectus during the period in which the financial statements were not current.

Response (1):

The Company’s original registration statement on Form S-1 (the “Registration Statement”), which was declared effective on May 7, 2008, related solely to the resale of (i) shares of common stock issuable upon the conversion of promissory notes held by non-affiliates of the Company (the “Note Shares”) and (ii) shares of common stock underlying warrants held by non-affiliates of the Company (the “Warrant Shares”). According to the Company’s Transfer Agent, Note Shares were offered and sold following April 30, 2009, the date after which the financial statements included in the Registration Statement’s prospectus ceased being current. The Company, nonetheless, believes that these sales were proper, as such Note Shares were eligible for unlimited public resales under Rule 144(b)(1)(i) of the Securities Act of 1933, as amended (the “Securities Act”), at the time they were resold by the selling stockholders, as such shares had been held for more than 6 months, none of the selling stockholders had ever been affiliates of the Company and the current public information requirements of Rule 144(c) of the Securities Act had been satisfied. With respect to the Warrant Shares, none of the Warrants Shares have been sold to date under the prospectus.

U.S. Securities and Exchange Commission
January 13, 2010

This letter responds to the comment contained in your letter of January 4, 2010.  If you have any questions, please do not hesitate to call our attorney Stephen D. Brook at (617) 345-3000.

Very truly yours, General Steel Holdings, Inc.

By:	/s/ Zuosheng Yu
Zuosheng Yu
Chairman and Chief Executive Officer

cc:	Mr. Stephen D. Brook, Esq. (Burns & Levinson LLP)